1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

July 22, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Barbara C. Jacobs Luna Bloom Stephen Krikorian Amanda Kim

	Re:	Cvent, Inc. Registration Statement on Form S-1 (File No. 333-189837) Initially filed July 8, 2013

Ladies and Gentlemen:

On behalf of Cvent, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2013 relating to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-8

1.

We note your response to comment 9. Please tell us how the features of the subscription based arrangements are priced from the customer’s perspective and if the subscription based arrangements are ever sold without the registration features. In addition, please tell

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

U.S. Securities and Exchange Commission

July 22, 2013

us the rationale for the pricing method distinctions among the full subscription arrangements, the up-sells and overages. Explain how those pricing distinctions relate to the differing revenue recognition patterns for each of these service fee arrangements.

RESPONSE TO COMMENT 1:

The Company is supplementally providing the Staff with the following descriptions of its full subscription pricing, overage pricing and upsell pricing arrangements, including a description of how the arrangements are priced from the customer’s perspective. The Company supplementally advises the Staff that its subscription based arrangements are sometimes sold without the registration functionality. In addition, the following discussion explains the rationale for the pricing method distinctions as well as how those distinctions relate to the differing revenue recognition patterns for each of the arrangements.

Full Subscription Pricing

The Company supplementally advises the Staff, upon initial contracting the Company considers a variety of factors including, but not limited to, the following for purposes of determining the price of its full subscriptions:

•	Intended use of software (i.e., features and functionality most important to the customer);

•	Expected degree of usage;

•	Length of contract;

•	The nature and types of events expected to be managed;

•	Perceived value of our software to the customer;

•	New or existing customer;

•	The type of customer; and

•	The value to us of signing a particular customer.

Based on factors such as these, the Company develops a total contract price for full subscription arrangements to reflect the features and functionality that are most important to the customer. As noted in our prior response, the registration feature is often used to develop the contract price, in conjunction with the consideration of the factors above, as it provides an indication of the expected usage of our software platform. As a result, there are no standard fees and it is quite common for customers purchasing similar combinations of features and functionality to be charged different prices. The Company does sell subscription-based arrangements without the registration feature.

In cases where the registration functionality is included in the subscription, our subscription pricing is developed based on guidelines we have established from historical experience. Because registrations provide an insight into expected usage of our platform (similar to pricing for a specified number of seat licenses in a traditional software licensing model), as the number of registrations increases, the subscription price is increased accordingly. As noted in our previous response, due to the nature of our subscription offerings and the delivery of the subscribed solution over the

U.S. Securities and Exchange Commission

July 22, 2013

contractual subscription period, revenue is recognized ratably over the subscription period. While contractual pricing is generally not determinative of revenue recognition, because our contracts are generally negotiated on a contract-by-contract basis, we believe the subscription model best reflects the earnings process and is not arbitrarily tied to contractual pricing for individual features or functionality that has been negotiated. As such, we believe the subscription model for revenue recognition best matches our solution delivery under our agreements.

Overage Pricing

As part of our upfront contract negotiation for subscriptions that include the registration functionality, the Company also agrees upon per transaction overage fees for situations in which the customer might exceed their agreed upon number of registrations. The overage fees are priced at a premium per registration as compared to the registration fees that are charged for blocks of registrations in up-sells (which is described below). Generally, all of our contracts that include registration functionality contain provisions for stated overages to be charged in cases where the number of registrations are exceeded. The contractual overage fee is negotiated as part of the contracting process.

As noted in our prior response, overage fees are recognized as revenue after they have been incurred at the contractual price per overage transaction. This revenue recognition is based on analogy to the guidance in AICPA Technical Practice Aid 5100.76 “Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition”, Scenario 2. As revenues from overages are generally less than 2-3% of our annual revenues, we believe this is reflective of the fact that economically, most of our customers elect to purchase up-sells (i.e., modify their subscription) as opposed to paying a higher price per registration on a transactional basis. As a result, our pricing for overages is designed to encourage the purchase of up-sells and assumes that these types of transactions will be limited (i.e., we would not expect most customers to elect the pay-as you-go model). Our experience generally indicates that most overages occur at or near the end of the subscription period indicating that the pattern of revenue recognition of the overages at the time of the transaction would not be materially different if the overages were added to the subscription fee. As a result, the Company concluded that recognizing these overages as they become billable represents a reasonable and consistent approach that closely approximates a subscription accounting model.

Up-sell Pricing

An up-sell is triggered when a customer purchases additional blocks of registrations to be utilized at any time during the remaining contract term. The Company considers the following factors, among others, when determining price for these up-sells:

•	Remaining contract term and expectation of renewal/extension;

•	Relative contract value;

•	Degree of perceived customer need; and

•	Expected degree of future usage.

U.S. Securities and Exchange Commission

July 22, 2013

The pricing for our up-sell blocks varies based on the factors noted above and perceived value to the customer at the time the up-sells are negotiated. We do not offer “menu” based pricing for up-sells given the variability of pricing based on the existence of the factors noted above at the time of the negotiation. In fact, we do not charge a standard fee for up-sells; it is quite common for customers purchasing the same number of up-sell blocks to be charged different prices. When up-sells are negotiated, the incremental contract price for the additional registrations is added to the remaining subscription fee and is recognized ratably over the subscription period as the registrations can be used at any time, or not at all, during the subscription period. As noted in our prior response, the subscription fee, including additional up-sell amounts, are not refundable whether the functionality is used or not.

Conclusion

The Company approaches pricing for its subscription arrangements based on pricing guidelines established for various features that are used as starting points in the negotiation with customers to determine contract price, with overages being generally a stipulated fee per transaction. Upsells are negotiated in similar fashion based on guidelines for fixed blocks of registrations, as noted above. The pricing is designed to reflect the best estimate of perceived value by the customer and expected future usage of the software over the contract term, during which the Company is obligated to provide the customer full access to the subscribed features. We believe this fact pattern supports the Company’s position that revenue should be recognized ratably over the subscription period.

3. Net Income (Loss) Per Share, page F-14

2.	We note your response to comment 13. Please tell us why you did not allocate income to the Series A Convertible Preferred Stock (“preferred stock”) and common stockholders instead of including the number of preferred stock outstanding with the weighted average common shares outstanding. We refer you to the Example 9 of ASC 260-10-55-71. Further, a separate presentation of basic earnings per common stock would allow for a presentation of separate diluted earnings per common stock. The preferred stock would be included in that diluted earnings per common stock on an as-if converted basis. We refer you to ASC 260-10-45-6 and ASC 260-10-45-59A through 68B.

RESPONSE TO COMMENT 2:

The Company supplementally advises the Staff, the Series A convertible preferred shares participate on a 1:1 basis as if they were common shares. There are no separate dividend provisions for the Series A convertible preferred shares and no other preferences (e.g., in liquidation). As such, the Series A convertible preferred shares have been included on an as-converted basis together with the common shares in basic and diluted earnings per share (except in cases of net loss). As shown in the table below, because of the participation of the Series A convertible preferred shares on an as-converted basis to common, the calculation of basic and diluted earnings per share does not change whether the common and preferred shares are included together in the basic shares outstanding, or shown separately with proportionate allocations of net income.

U.S. Securities and Exchange Commission

July 22, 2013

	2011	2012	Q1 2012	Q1 2013
Net Income (loss)	(184)	4,305	870	310

Weighted average common shares outstanding	67,030,108	62,994,204	63,168,321	61,812,639
Weighted average preferred shares outstanding	69,675,216	69,675,216	69,675,216	69,675,216

	136,705,324	132,669,420	132,843,537	131,487,855

Net income (loss) attributable to common stockholders	(184)	2,044	414	146
Basic EPS - common	(0.00)	0.03	0.01	0.00

Net income (loss) attributable to preferred stockholders	—	2,261	456	164
Basic EPS - preferred	—	0.03	0.01	0.00

Effect of options outstanding	—	6,221,789	6,391,917	6,417,637
Effect of warrants outstanding	—	271,327	226,723	365,133

	—	6,493,116	6,618,640	6,782,770

Weighted average diluted shares outstanding	67,030,108	139,162,536	139,462,177	138,270,625

Diluted EPS - common	(0.00)	0.03	0.01	0.00
Diluted EPS - preferred	—	0.03	0.01	0.00

As the Series A convertible preferred shares automatically convert to common stock on a 1:1 basis upon an initial public offering (IPO), the requirement to consider the two class method for presenting earnings per share post IPO (assuming no other changes in our capital structure) will be eliminated.

U.S. Securities and Exchange Commission

July 22, 2013

The Company is currently preparing, and anticipates transmitting for filing via EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”). The Company currently intends to revise its disclosure of basic earnings per share at pages F-14 and F-37 of the Registration Statement as follows and include such revised disclosure in the Amendment:

“The Company calculates basic net income (loss) per share of common stock by dividing net income (loss) attributable to the common stockholders for the period by the weighted-average number of shares of common stock and participating convertible preferred stock outstanding during the period. The Company calculates diluted net income per share by dividing net income attributable to the Company for the period by the weighted-average number of shares of common stock and convertible preferred stock outstanding during the period, plus any dilutive effect from share-based equity awards and warrants during the period, as calculated in 2012 using the treasury stock method. The Series A Convertible Preferred Stock does not participate in earnings differently than common stock. Accordingly, the net income attributable to common and preferred stockholders would be divided proportionately by the number of shares outstanding of each and there would be no difference in the determination of basic and diluted net income (loss) per share calculated separately for common and preferred stock.”

* * * *

U.S. Securities and Exchange Commission

July 22, 2013

Please direct your questions or comments regarding this letter or the Registration Statement to Mark R. Fitzgerald or Michael C. Labriola at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Bass

Mark G.C. Bass

cc:	Rajeev K. Aggarwal
Peter L. Childs
Lawrence Samuelson, Esq.
Cvent, Inc.

Mark R. Fitzgerald, Esq.
Michael C. Labriola, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell LLP